Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Mr Mitsuhiko Yamashita as Additional and

Independent Director of the Company

Mumbai, September 16, 2020: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that the Board of Directors based on the recommendation of Nomination and Remuneration Committee have appointed Mr Mitsuhiko Yamashita (DIN:0008871753) as an Additional and Independent Director, with effect from September 16, 2020 for a tenure of 5 years. We also confirm that Mr Mitsuhiko Yamashita is not debarred from holding the office of director pursuant to any SEBI order or any such authority. Given below are the brief details of appointment as prescribed, the content of which is self-explanatory:

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015:

Sr. No.	Particulars	Details
1.	Reason for change viz. appointment, ~~resignation, removal, death or otherwise~~;	Appointment
2.	Date of appointment/~~cessation~~ (as applicable) & term of appointment;	September 16, 2020. Appointed as an Additional and Independent Director for a tenure of 5 years, subject to shareholders approval.
3.	Brief profile (in case of appointment);	Reproduced below this table.
4.	Disclosure of relationships between directors (in case of appointment of a Director).	Nil

BRIEF PROFILE OF INDEPENDENT DIRECTOR

Name: Mr Mitsuhiko Yamashita

DIN: 0008871753

Date of Birth: April 17, 1953

Educational Qualification:

Master's Degree of Aeronautical Engineering

- Kyoto University

Directorships:

None

Background:

Mr. Yamashita brings more than 40 years of experience having worked in the Automotive Industry for the entire duration of his career. He has worked for leading Japanese Automotive companies in various capacities and is very well respected in the Automotive Community in Japan.

Mr. Yamashita joined Nissan Motor Co. Ltd. in 1979. He started as a Body Design Engineer and participated in several vehicle development projects. In 1991, he became a Design Manager and was responsible for leading the platform and chassis development. During 1986 through 2000, he was dispatched twice to North American R&D operations of Nissan. In 2000, he became Chief Vehicle Engineer and was responsible for leading the development of Nissan's top end car "CEMA". In 2001, he was promoted to General Manager of Vehicle Engineering Department.

Having built experience in vehicle development, in 2002, he was appointed President of Nissan Technical Center North America, Inc. and he moved to the US. In 2004, Mr. Yamashita returned to Nissan Motor Co. Ltd. as Senior Vice President in charge of R&D and subsequently became a Member of the Board of Directors and Executive Vice President supervising R&D in 2005.

From 2005 to 2015, Mr. Yamashita led the R&D function and was involved in the development of electric vehicles, autonomous drive and various other technologies to support Nissan's goal of achieving zero fatalities and zero emission. In 2015, he was appointed as the Technical Advisor to the Board of Directors.

In 2016, Mr. Yamashita was appointed as Member of the Board and Executive Vice President (Development, Quality) for Mitsubishi Motors Corporation. In 2019, he was appointed as the Technical Advisor to Chairman, Mitsubishi Motors Corporation.

Mr. Yamashita has served on the Advisory Panel of Science and Technology for the Ministry of Foreign Affairs. He has also served on several committees in Ministry of Economy, Trade and Industry (METI). Mr. Yamashita was the President of the Society of Automotive Engineers of Japan, Inc from 2012-2014. He has also participated as Key note speakers in many Automotive events and forums in Japan.

Mr. Yamashita holds a Master's Degree of Aeronautical Engineering from Kyoto University, and also studied at Massachusetts Institute of Technology (Advanced Research) from 1983.

He is based in Tokyo with his family.

This is for the information to the exchanges and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.